UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 16, 2008, Atlanta Gold Inc. issued a news release announcing its intention to file a Form 15F to terminate the registration of its common shares under section 12(g) of the United States Securities Exchange Act of 1934 and to terminate its reporting obligations under sections 13(a) and 15(d) of that Act. A copy of the news release is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   President and CEO

Date:  May 16, 2008.

 NEWS RELEASE

May 16, 2008

ATLANTA GOLD INC. TO TERMINATE U.S. REGISTRATION AND SEC REPORTING OBLIGATIONS

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announced today that it intends to file a Form 15F with the United States Securities and Exchange Commission (the "SEC") to terminate the registration of its common shares under section 12(g) of the United States Securities Exchange Act of 1934 (the "Exchange Act") and to terminate its reporting obligations under sections 13(a) and 15(d) of the Exchange Act.  The Company anticipates filing the Form 15F with the SEC on or about May 16, 2008.  Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate after 90 days of the filing, barring any objections from the SEC.

The Company’s board of directors decided to terminate the registration to reduce the administrative workload and costs associated with meeting specific SEC reporting requirements required under the Exchange Act, which are in addition to the Company’s reporting obligations under Canadian law. This deregistration will not affect the Company’s business strategy in the United States nor its commitment to high standards of corporate governance and financial reporting.

The Company’s shares will continue to be listed and trade on the Toronto Stock Exchange (“TSX”). As a TSX-listed reporting issuer, the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. Company filings can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 2,081 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for the development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com